March 30, 2007

Robert M. Chiste, President
Comverge, Inc.
120 Eagle Rock Avenue, Suite 190
East Hanover, New Jersey 07936

Re: Comverge, Inc.
Form S-1 Amendment No. 7
File No. 333-137813
Filed March 23, 2007

Dear Mr. Chiste:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 116

Please identify the natural person(s) who exercise control over non-public entities named. In this regard we note newly included Ridgewood Comverge, LLC.

* * * * * * * * *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Scott Olson (Andrews Kurth)
        VIA TELEFAX 713-238-7410